U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2007

Commission File No.: 0-13966

BLACK MOUNTAIN CAPITAL CORPORATION
(Translation of Registrant's name into English)

613 - 375 Water Street, Vancouver, BC V6B 5C6
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒Form 20-F	☐Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐Yes	☒No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:    BLACK MOUNTAIN CAPITAL CORPORATION

By:                          /s/ Navchand Jagpal
                               NAVCHAND JAGPAL, PRESIDENT

Date:              April 27, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Cover Letter
99.2	Notice of Change of Auditor
99.3	Letter from Former Auditor
99.4	Letter from Successor Auditor